Mail Stop 3561

December 11, 2009

David R. Marks
Chief Executive Officer
Premier Power Renewable Energy, Inc.
4961 Windplay Drive, Suite 100
El Dorado Hills, California 95762

  Re: **Premier Power Renewable Energy, Inc.**
     Amendment No. 8 to Registration Statement on Form S-1
     Filed November 23, 2009
     File No. 333-155241

Dear Mr. Marks:

  We have reviewed amendment number eight to your Form S-1 filed November 23, 2009. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Amendment No. 8 to Registration Statement on Form S-1

Management's Discussion and Analysis, page 38

Results of Operations, page 42

Comparison of Nine Months Ended September 30, 2009 and September 30, 2008, page 42

1. We note your disclosure that changes in permitting laws that capped the amount of kilowatts installed by solar power installers in Spain effectively limited the number of solar panel installations throughout Spain resulting in a higher level of backlog at September 30, 2009. Please expand your discussion to disclose the expected impact of this change in permitting laws on your future operations in Spain, or tell us why you believe such a discussion is unnecessary. For instance, consider discussing the provisions of the law and how it acts to limit the number

of solar panel installations and how you expect this to effect your net sales in Spain in future periods.

Financial Statements of Premier Power Renewable Energy, Inc. for the Nine Months Ended September 30, 2009, page F-2

2. We reviewed your revised disclosures and your response to comment six in our letter dated October 15, 2009. Please note that paragraph 805-20-30-7 of the FASB Accounting Standards Codification requires that you record the non-controlling interest in Rupinvest's subsidiary, Premier Power Italy, at its fair value determined at the acquisition date. Considering total purchase consideration for your Rupinvest acquisition exceeded $12 million, please tell us in sufficient detail how you determined that the fair value of the non-controlling interest acquired was only $175,600 at the July 31, 2009 acquisition date. If you determine that you did not appropriately reflect the noncontrolling interest at fair value, please revise your financial statements accordingly. In addition, please revise your financial statements for the years ended December 31, 2008 and 2007 to apply the retrospective presentation and disclosure provisions of ASC 810-10-45-16 through 21.

Condensed Consolidated Statements of Cash Flows, page F-4

3. Please note that the amount of cash and cash equivalents at the beginning of the period presented in your statements of cash flows for the nine months ended September 30, 2009 does not agree with the amount of cash and cash equivalents at December 31, 2008 presented in your balance sheets on pages F-2 and F-21. Please revise your financial statements as appropriate.

Note 5. Acquisition, page F-14

4. Please revise your disclosures in the sixth paragraph of Note 5 to expand upon the business rationale that led you to pay such a large premium over the fair value of the net assets acquired to acquire Rupinvest. Refer to FASB ASC 805-30-50-1.

5. We note it appears that the two selling shareholders continued to be employed by Premier Power Italy after its acquisition. Please tell us what consideration you gave to whether some portion of the contingent consideration to be paid in connection with the acquisition of Rupinvest and Premier Power Italy represents compensation for the services of the selling shareholders. See FASB ASC 805-10-25-20 through 22 and 805-10-55-24 through 26. In addition, we note the reference to employment agreements with these two individuals in Section 7.2.1 (g)(viii) of the Share Exchange Agreement. If these agreements represent material agreements, please file them. If you believe these employment agreements are not material agreements and you do not plan to file them, please provide us copies in connection with your response.

Unaudited Pro Forma Condensed Consolidated Statements of Operations, page F-54

6. We note that you included 2.9 million and 1.5 million contingent shares in your pro forma EPS calculations for the interim and annual periods presented. We also note your footnote 3.A. disclosure on page F-57 indicating that the contingent shares in your EPS computations represent those shares "assumed earned" as of the respective reporting date. Please tell us and disclose in sufficient detail how you derived these share amounts.

Forms 10-Q for the Quarters Ended March 31, 2009, June 30, 2009 and September 30, 2009

7. Please address the comments above to the extent applicable.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or in her absence, Andrew Blume, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Kevin K. Leung, Esq.
       Dominador Tolentino, Jr., Esq.
       Jamie H. Kim, Esq.